PRICING SUPPLEMENT DATED February 7, 2007Filed Pursuant to Rule 424(b)(3)
File No. 333-124310
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(To Prospectus Supplement, dated June 8, 2005, and Prospectus, dated May 13, 2005)
Pricing Supplement Number: 419

Caterpillar Financial Services Corporation
Medium-Term Notes, Series F (Floating Rate)
Caterpillar Financial Medium-Term Extendible Notes

The floating rate notes described in this pricing supplement, which we refer to as the Caterpillar Financial Medium-Term Extendible Notes (the “Notes”), will be issued as part of the series of Caterpillar Financial Services Corporation’s (the “Company”) Medium-Term Notes, Series F, with Maturities of 9 Months or More from Date of Issue. The Notes will mature on the Initial Maturity Date, unless the maturity of all or any portion of the principal amount of the Notes is extended in accordance with the procedures described below. In no event will the maturity of the Notes be extended beyond the Final Maturity Date.

During the Notice Period relating to each Election Date, you may elect to extend the maturity of all or any portion of the principal amount of your Notes so that the maturity of your Notes will be extended to the date occurring 366 calendar days from and including the 8th day of the next succeeding month following such Election Date, up to the Final Maturity Date. However, if that 366th calendar day is not a Business Day, the maturity of your Notes will be extended to the immediately preceding Business Day. The Election Dates will be the 8th calendar day of each month commencing in March 2007.

You may elect to extend the maturity of all of your Notes or any portion thereof having a principal amount of $1,000 or any multiple of $1,000 in excess thereof. To make your election effective on any Election Date, you must deliver a notice of election during the Notice Period for that Election Date. The Notice Period for each Election Date will begin on the fifth scheduled Business Day prior to the Election Date and end on the Election Date; however, if that Election Date is not a Business Day, the Notice Period will be extended to the following Business Day. Your notice of election must be delivered to the Trustee for the Notes, through the normal clearing system channels described in more detail below, no later than close of business, New York City time, on the last Business Day in the Notice Period relating to the applicable Election Date. Upon delivery to the Trustee of a notice of election to extend the maturity of the Notes or any portion thereof during any Notice Period, that election will be revocable during each day of such Notice Period until 12:00 noon (New York City time), on the last Business Day in the Notice Period relating to the applicable Election Date, at which time such notice will become irrevocable.

If, with respect to any Election Date, you do not make an election to extend the maturity of all or any portion of the principal amount of your Notes, the principal amount of the Notes for which you have failed to make such an election will become due and payable on the Initial Maturity Date, or any later date to which the maturity of your Notes has previously been extended. The principal amount of the Notes for which such election is not exercised will be represented by a note issued on the last Business Day of the applicable Notice Period. The note so issued will have the same terms as the Notes, except that it will not be extendible, will have a separate CUSIP number and its maturity date will be the date that is 366 calendar days from and including such Election Date or, if such 366th calendar day is not a Business Day, the immediately preceding Business Day; however, the maturity date for the first Election Period shall be the Initial Maturity Date. The failure to elect to extend the maturity of all or any portion of the Notes will be irrevocable and will be binding upon any subsequent holder of such Notes.

The Company has the right to redeem any of the Notes, beginning with the Interest Payment Date occurring in March 2012 and thereafter on each Interest Payment Date occurring prior to the Final Maturity Date, if any, in whole or in part, on not less than 20 Business Days’ notice to the holder of such Note at a redemption price equal to 100% of the principal amount of such Note to be redeemed, plus any accrued and unpaid interest thereon. In addition, if at any time the holder of any Notes does not elect to extend all or any portion of its Notes (the Notes that are not so extended being, the “Non-Extended Notes”), then the Company shall have the right at any time to redeem such Non-Extended Notes in whole or in part on not less than five Business Days notice, at 100% of the principal amount of such Non-Extended Notes, plus accrued and unpaid interest.

The Notes will bear interest from the Settlement Date until the principal amount thereof is paid or made available for payment at a rate determined for each Interest Reset Period by reference to the Interest Rate Basis, based on the Index Maturity, plus the Spread applicable for the relevant Interest Reset Date. We describe how floating rates are determined and calculated in the section called “Description of Notes-Interest Rate-Floating Rate Notes” in the Prospectus Supplement, subject to and as modified by the provisions described below.

The Notes will be issued in registered global form and will remain on deposit with The Depositary Trust Company, the depositary for the Notes (the “Depositary”). Therefore, you must exercise the option to extend the maturity of your Notes through the Depositary. To ensure that the Depositary will receive timely notice of your election to extend the maturity of all or a portion of your Notes, so that it can deliver notice of your election to the Trustee prior to the close of business, New York City time, on the last Business Day in the Notice Period, you must instruct the direct or indirect participant through which you hold an interest in the Notes to notify the Depositary of your election to extend the maturity of your Notes in accordance with the then applicable operating procedures of the Depositary. Notice of any decision to revoke your election must be made through the same clearing system channels.

The Depositary must receive any notice of election from its participants no later than 12:00 noon (New York City time) on the last Business Day in the Notice Period for any Election Date. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to the Depositary. If the Election Date is not a Business Day, notice of your election to extend the maturity date of your Notes must be delivered to the Depositary by its participants no later than 12:00 noon (New York City time) on the first Business Day following the Election Date.

The Notes will initially be limited to $300,000,000 in aggregate principal amount. We may create and issue additional floating rate notes with the same terms as the Notes so that such additional floating rate extendible notes will be combined with this initial issuance of Notes.

CAPITALIZED TERMS USED IN THIS PRICING SUPPLEMENT THAT ARE NOT OTHERWISE DEFINED HEREIN AND WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.

Settlement Date
(Original Issue Date):        February 8, 2007

Initial Maturity Date:        March 4, 2008, or if such day is not a Business Day, the immediately preceding Business Day.

Final Maturity Date:             March 8, 2013, or if such day is not a Business Day, the immediately preceding Business Day.

Aggregate Principal Amount:     $300,000,000

Price to Public (Issue Price):        100%

Dealers’ Commission:           0.20%

All in Price:                     99.80%

Net Proceeds to Issuer:        $299,400,000

Interest Rate Calculation:             Regular Floating Rate

Day Count Convention:       Actual/360

Interest Rate Basis:          1 Month USD LIBOR, as determined by LIBOR Telerate

Spread:      The table below indicates the applicable Spread for the Interest Reset Dates occurring during each of the indicated periods.
                     For Interest Reset Dates occurring:      Spread:
    -                -----------------------------------------        ---------
                    From the Settlement Date
                    to but excluding Interest Payment Date      Minus .03%
                    in March 2008

                    From and including Interest Payment          Plus .00%
                                                            Date in March 2008 to but excluding
                                                            Interest Payment Date in March 2009

                    From and including Interest Payment       Plus .01%
                    Date in March 2009 to but excluding
             Interest Payment Date in March 2010

                    From and including Interest Payment       Plus .02%
                Date in March 2010 to but excluding
                    Interest Payment Date in March 2011

                    From and including Interest Payment       Plus .02%
                    Date in March 2011 to but excluding
                    Interest Payment Date in March 2012

                    On or after the Interest Payment Date       Plus .02%
                    in March 2012

Index Maturity:                One Month

LIBOR Currency:             U.S. Dollars

Minimum Interest Rate:      N/A

Interest Payment Period:        Monthly. See also “Interest Payment Dates.”

Interest Payment Dates:         The 8th day of each month, commencing March 8, 2007.
                   The final Interest Payment Date for any Notes maturing
                   prior to the Final Maturity Date will be the relevant
                   maturity date, and interest for the final Interest Payment
                   Period will accrue from and including the Interest Payment
                   Date in the month immediately preceding such relevant
                   maturity date to but excluding the applicable maturity date.

Initial Interest Reset Date:    March 8, 2007.

Interest Reset Dates:        The 8th day of each calendar month, commencing March 8,
                         2007, and monthly thereafter through the Interest Reset
                         Date that is in the calendar month immediately preceding
                                 the Final Maturity Date; provided, that the final Interest
                         Reset Date for any Notes maturing prior to the Final
                         Maturity Date will be the 8th day of the calendar month
                         immediately preceding the relevant maturity date of such Notes.
.
Interest Reset Periods:         The first Interest Reset Period will be the period from and including the Settlement Date to but excluding the next
                          immediately succeeding Interest Reset Date. Thereafter,
                          the Interest Reset Periods will be the periods from and
                          including an Interest Reset Date to but excluding the
                          immediately succeeding Interest Reset Date; provided
                          that the final Interest Reset Period for any Notes
               maturing prior to the Final Maturity Date will be the
                                                          period from and including the Interest Reset Date in the
                                                          month immediately preceding the relevant maturity date
                                          of such Notes to the relevant maturity date.

Interest Determination Dates:  Two London Banking Days prior to (a) the Settlement
                   Date, and (b) each Interest Reset Date thereafter.

Election Dates and Notice Periods: The Election Date shall be the 8th calendar day of each month commencing March 8, 2007, and monthly
                              thereafter, whether or not such day is a Business Day.
                              The Notice Period for each Election Date will begin on
                      the fifth scheduled Business Day prior to but not including the Election Date and end on the Election Date; however,
                              if that Election Date is not a Business Day, the Notice Period will be extended to the following Business Day.

Form:                            The Notes are being issued in fully registered book-entry form.

Redemption at the Option
of the Company:                The Company has the right to redeem any of the Notes at 100%
                             of the principal amount of such Notes, plus accrued and unpaid interest, beginning with the Interest Payment Date in March 2012 and thereafter on each Interest Payment Date prior to the Final
                                                      Maturity Date. In addition, if at any time the holder of any Notes does not elect to extend all or any portion of its Notes (the Notes that are not so extended being, the “Non-Extended Notes”), then the Company shall have the right at any time to redeem such
                             Non-Extended Notes in whole or in part on not less than five
                             Business Days notice, at 100% of the principal amount of such
                             Non-Extended Notes, plus accrued and unpaid interest.

Calculation Agent:                   U.S. Bank Trust National Association

Exchange Rate Agent:             U.S. Bank Trust National Association

Trustee:                              U.S. Bank Trust National Association

CUSIP No.:                         14912L3H2. New CUSIP numbers will be assigned to Notes maturing prior to the Final Maturity Date.

Pricing Supplement Dated:      February 7, 2007

Dealers:                              Banc of America Securities LLC (100%)

Caterpillar Financial Services Corporation may change the interest rates on its medium term notes offered from time to time under the Prospectus Supplement, but any such change will not affect the interest rate on any medium term note offered under the Prospectus Supplement prior to the effective date of the change. After the issuance of the Notes covered by this pricing supplement, $4,900 mm principal amount of medium term notes remain available for sale pursuant to the Prospectus Supplement.

Certain United States Federal Income Tax Consequences:

The following summary describes certain material United States federal income tax consequences of the purchase, ownership and disposition of the Notes as of the date hereof. This summary is based on the Internal Revenue Code of 1986 (the “Code”) as well as final, temporary and proposed Treasury regulations and administrative and judicial decisions, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. The Company has not requested, and will not request, a ruling from the Internal Revenue Service with respect to any of the United States federal income tax consequences described below. There can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions set forth below.

The following summary does not purport to address all the United States federal income tax matters that may be relevant to particular purchasers of the Notes. For example, it generally is addressed only to original purchasers of the Notes at the initial offering price by “United States persons” (as defined in Section 7701(a)(30) of the Code), deals only with Notes held as capital assets within the meaning of Section 1221 of the Code, and does not address the tax consequences of holding Notes that may be relevant to investors in special tax situations, such as banks and other financial institutions, insurance companies, dealers in securities or currency, traders in securities electing mark to market treatment, partnerships or other entities classified as partnerships for United States federal income tax purposes or investors therein, retirement plans or other tax-exempt entities, Notes held as a hedge or as part of a hedging, straddle, integrated or conversion transaction or holders whose “functional currency” (as defined in Code Section 985) is not the United States dollar. Persons considering the purchase of Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdictions.

Tax Treatment of the Notes

There are no regulations, rulings or other authorities addressing the United States federal income tax treatment of debt instruments with terms that are substantially similar to the Notes and, therefore, the United States federal income tax treatment of the Notes is subject to uncertainty. The United States federal income tax treatment of the Notes depends in part on the application and interplay of the Treasury regulations governing original issue discount on debt instruments (the “OID Regulations”) and the Treasury regulations governing modifications to the terms of debt instruments (the “Modification Regulations”).

Anticipated Tax Treatment

Under the OID Regulations, for purposes of determining the yield and maturity of a debt instrument, a holder is deemed to exercise an option or combination of options if the yield on the debt instrument would be more than it would be if the option were not exercised. Conversely, the issuer is deemed to exercise an option or combination of options if the yield on the debt instrument would be minimized. Because the interest on the Notes will periodically increase during the term of the Notes from an initial amount equal to the Interest Rate Basis minus .03% to an amount equal to the Interest Rate Basis plus .02%, for purposes of the OID Regulations, a holder of the Notes should be deemed to elect to extend the maturity date of the Notes on each Election Date to the Final Maturity Date (i.e., March 8, 2013). However, the Company has a right to redeem the Notes beginning with the Interest Payment Date in March 2012 which, if exercised, could minimize the yield on the Notes as compared to the yield if the Notes remained outstanding until the Final Maturity Date. Accordingly, it is expected that under the OID Regulations the Notes should be considered to have a maturity of five years and one month (i.e., March 8, 2012). In the event that the Company does not in fact exercise its right to redeem the Notes, then solely for purposes of the OID Regulations, the Notes are treated as retired and reissued for an amount equal to their adjusted issue price on that date.

The Modification Regulations may affect the maturity of the Notes and the manner in which a holder must apply the OID Regulations to the Notes. Under the Modification Regulations, the exercise of an option by a holder of a debt instrument to defer any scheduled payments will be treated as a taxable disposition of the debt instrument if, based on all the facts and circumstances (including the length of the deferral, the original term of the instrument, the amount of the payments that are deferred and the time period between the modification and the actual deferral of payments), the deferral is considered a material deferral. The Modification Regulations contain a safe harbor deferral rule which provides that the extension of a debt instrument for a period not to exceed the lesser of five years or fifty-percent of the original term of the debt obligation will not be considered a material deferral. In determining the original term of the debt instrument for purposes of applying the safe harbor deferral rule it is uncertain whether the deemed exercise option rule of the OID Regulations would apply, in which case the Notes may be considered to have a maturity of thirteen months for purposes of applying the safe harbor deferral rule.

If an election to extend the maturity of the Notes is treated as a taxable disposition of the Notes by the holder for United States federal income tax purposes, a holder would most likely be required to recognize gain (but not loss) equal to the difference between the fair market value of the Notes and the holder’s adjusted tax basis of the Notes. Because the interest rate on the Notes is reset every month it would be expected that any such gain resulting from a deemed taxable disposition of a Note would not be significant (but the amount of any such gain recognized will depend upon all of the facts and circumstances present at the time of the taxable disposition). In addition, it is likely that the Notes would be considered a newly issued debt instrument for purposes of applying the OID Regulations. Furthermore, it is also possible that the Internal Revenue Service would assert that the Notes are subject to special rules with respect to contingent payment debt instruments, which generally would require a holder to accrue interest on a current basis and any gain recognized on a disposition of the Notes would be treated as ordinary income. Prospective investors are urged to consult their own tax advisors regarding the United States federal income tax treatment of the Notes and the income tax consequences of electing to extend the maturity date of the Notes.

The remainder of this summary assumes that an election to extend the maturity is not considered a taxable disposition of the Notes, and further the special rules with respect to contingent payment debt instruments are not applicable.

Interest

Interest on a Note will be taxable to a holder as ordinary interest income at the time it accrues or is received, in accordance with the holder's method of accounting for tax purposes.

Sale, Exchange or Retirement

Upon the sale, exchange or retirement of a Note, a holder will recognize taxable gain or loss equal to the difference between the amount realized from the sale, exchange or retirement, other than accrued but unpaid interest (which will be taxable as such), and the holder's adjusted tax basis in the Note. Such gain or loss generally will be capital gain or loss, and will be long term capital gain or loss if the Note has been held for more than one year. The deductibility of capital losses are restricted and, in general, may only be used to reduce capital gains to the extent thereof. However, individual taxpayers generally may deduct annually $3,000 of capital losses in excess of their capital gains. A holder's adjusted tax basis in a Note generally will equal the purchase price of the Note.

Backup Withholding Tax and Information Reporting

Backup withholding tax and information reporting requirements apply to certain payments of principal and interest on a Note and to proceeds of the sale or redemption of a Note to certain non-corporate holders of the Notes. Backup withholding will be required on payments to a holder, other than an exempt recipient such as a corporation, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding requirements.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership, disposition and retirement of the Notes. Prospective purchasers of the Notes should consult their tax advisors concerning the tax consequences of their particular situations, including any tax consequences under the laws of any state, local or foreign tax jurisdiction.